[LETTERHEAD OF HOGAN LOVELLS US LLP]

January 14, 2026

Ms. Angie Kim

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Landwirtschaftliche Rentenbank: Registration Statement on Schedule B (File No. 333-291690)

Dear Ms. Kim:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, the undersigned respectfully requests on behalf of Landwirtschaftliche Rentenbank that the effective date for the above-referenced registration statement (as amended) be accelerated so that it may become effective at 10:00 a.m. (New York time) on January 16, 2026 or as soon thereafter as is practicable.

Sincerely yours,

/s/ Sina R. Hekmat

Sina R. Hekmat